

July 14, 2011

Via E-mail
Mr. Ira Palti
President and Chief Executive Officer
Ceragon Networks LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

      Re: Ceragon Networks LTD.
              Form 20-F for Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 000-30862

Dear Mr. Palti:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and provide the requested information and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating And Financial Review And Prospects, page 30

Comparison of Period to Period Results of Operations, page 35

1. Please provide a more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. For example, under Selling and Marketing Expenses on page 36, you should describe why the number of employees in your subsidiaries increased. Refer to the Commission's interpretive release No. 33-6835 dated May 18, 1989.

Item 15. Controls And Procedures, page 81

(b) Management's Report on Internal Control Over Financial Reporting, page 81

2. Provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. See Item 15(b)(1) of Form 20-F.

Item 18. Financial Statements, page 84

Note 1(b): Acquisitions, page F-10

3. On page 4, you disclosed that you undertook "a number of identified contingent liabilities from Nera, such as various known litigations with third parties, as well as potential tax and other contingent exposures with customers, suppliers, and employees, all of which could accumulate to a substantial amount. If these contingent liabilities were to materialize, it may result in the transaction being substantially more expensive than the agreed purchase price." Tell us how you considered a "Subsequent Events" footnote and related disclosures pursuant to ASC 450-20-50-9(b). In this regard, we note your additional disclosures regarding the Nera Acquisition on page 64.

Note 2(n) – Revenue recognition, page F-15

4. On page 8, you stated that you engage in turn-key projects subject to contracts involving significant amounts to be paid by your customers over time and additionally, subject to customer acceptance. Tell us the typical project duration and how you recognize revenues from such projects over the period of performance. Refer to your basis in the accounting literature.

Note 11: Segments, Customers and Geographic Information, page F-38

5. As disclosed, you operate in one reportable segment. However, on page 44, we note that you have a General Manager for each of the Short Haul Business Unit and the Long Haul Business Unit. Tell us if these business units were in place during 2010. Additionally, we note from your web site at http://www.ceragon.com/team.asp that you also have a President for each major geographic area: Europe, India, Latin America, Africa, APAC, and Ceragon USA (Ceragon Networks Inc).

Based on your disclosures, it appears to us that you have aggregated several operating segments into one reportable segment. If that is the case, please tell us the operating segments you have identified in accordance with ASC 280-10-50 and your basis for aggregating these operating segments into one reportable segment in accordance with ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director